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                                                                   Exhibit 99

PRESS RELEASE

From: UniHolding Corp.
      New York, New York

                                                    For further information:
                                                    Melanie K. Stapp (New York)
                                                    (212) 219-9496

                                                    Bruno Adam (Geneva)
                                                    +(41) (22) 732-9411

FOR IMMEDIATE RELEASE
October 17, 1995

                  UNIHOLDING CORP. ANNOUNCES FURTHER EXPANSION
                          INTO CLINICAL TRIALS TESTING

New York, New York, October 17, 1995 -- UniHolding Corp. (NASDAQ: UHLD) announced today that it has acquired a 17% equity interest in NDA Clinical Trial Services Inc., a Delaware corporation ("NDA"), through a Stock Purchase Agreement for an aggregate cash consideration of $1.2 million. UniHolding has an option to increase its equity stake to 30% on or before May 31, 1998, based on a formula linked to NDA's revenues.

Simultaneously, Unilabs Clinical Trials Ltd. ("UCT"), United Kingdom corporation wholly owned by UniHolding, granted an option to NDA and NDA's stockholders to subscribe to shares of UCT. The exercise of such option will be within certain limits based on a formula linked to UCT's revenues, and will be contingent upon UniHolding exercising its own option to purchase the additional 13% of NDA.

UniHolding, through UCT, together with NDA, provides a global service to the pharmaceutical industry through their joint efforts in conducting clinical trials evaluations on pharmaceutical products, utilizing similar procedures and data management for use in clinical studies in the US and Europe.

Mr. Edgard Zwirn, Chairman and CEO, commented that, "Our investment in NDA is reflects our belief that the clinical trials business offers a very significant potential in Europe, and that it must however be approached as a global service on both sides of the Atlantic. It further reinforces the alliance of two strongly-committed partners with similar views and goals." Mr. Zwirn then went on to say "Because we want UniHolding to continue concentrating on the European clinical laboratory industry, and with a view to maximize present and future values, we have concluded that the best financial strategy for both parties and their shareholders is to effect a spin-off of the clinical trials business. We are now working on the details of such an operation, including legal and tax aspects, and I expect further details to be announced shortly."

UniHolding Corp. owns Unilabs Group Limited which provides laboratory testing services in the United Kingdom and Switzerland through its principle operating subsidiaries, United Laboratories Limited (UK) and Unilabs SA (Switzerland). UniHolding also owns laboratories in Italy and Spain.